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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

DPAC TECHNOLOGIES CORP.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
248719-106
(CUSIP Number)
DPAC Technologies Corp.
5675 Hudson Industrial Parkway
Hudson, Ohio 44236
(800) 553-1170
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	248719-106	Page	2	of	11

1	NAMES OF REPORTING PERSONS: Development Capital Ventures, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
54-1953766

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0, See Item 5

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,585,897 shares of Common Stock, See Item 5

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0, See Item 5

WITH	10	SHARED DISPOSITIVE POWER:

50,585,897 shares of Common Stock, See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,585,897 shares of Common Stock, See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.3%, See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN (Limited Partnership); IV (Licensed Small Business Investment Company)

CUSIP No.	248719-106	Page	3	of	11

1	NAMES OF REPORTING PERSONS: DCC Operating, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
54-1953768

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0, See Item 5

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,585,897 shares of Common Stock, See Item 5

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0, See Item 5

WITH	10	SHARED DISPOSITIVE POWER:

50,585,897 shares of Common Stock, See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,585,897 shares of Common Stock, See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.3%, See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	248719-106	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Wayne S. Foren

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0, See Item 5

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,585,897 shares of Common Stock, See Item 5

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0, See Item 5

WITH	10	SHARED DISPOSITIVE POWER:

50,585,897 shares of Common Stock, See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,585,897 shares of Common Stock, See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.3%, See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	248719-106	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Donald L. Murfin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0, See Item 5

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		50,585,897 shares of Common Stock, See Item 5

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0, See Item 5

WITH	10	SHARED DISPOSITIVE POWER:

50,585,897 shares of Common Stock, See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

50,585,897 shares of Common Stock, See Item 5

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

54.3%, See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	248719-106	Page	6	of	11
ITEM 1. Security and Issuer.
This statement relates to the common stock, no par value per share (the “Common Stock”), of DPAC Technologies Corp. (the “Company”). The Company’s principal executive offices are located at 5675 Hudson Industrial Parkway, Hudson, Ohio 44236.
ITEM 2. Identity and Background.
(a) Name: This statement is being filed by (1) Development Capital Ventures, L.P., (“DCV”), (2) DCC Operating, Inc., (“DCC Operating”), (3) Wayne S. Foren and (4) Donald L. Murfin (individually, a “Reporting Person” and, collectively, the “Reporting Persons”). DCC Operating is the sole general and managing partner of DCV. Wayne S. Foren and Donald L. Murfin are the only shareholders and directors of DCC Operating, each holding 50% of the outstanding shares of the capital stock of DCC Operating.
(b) and (c) Principal Occupation/Business and Business Address: DCV is a Small Business Investment Company (“SBIC”), licensed by the United States Small Business Administration pursuant to the Small Business Investment Act of 1958, as amended. DCV operates as a venture capital fund and, as a licensed SBIC, DCV makes equity or sub-debt investments in small businesses seeking capital. The principal business of DCC Operating is to serve as the general and managing partner of DCV.
Wayne S. Foren is the President of DCC Operating. Donald L. Murfin is the Executive Vice President of DCC Operating. Ward B. Nickisch is the Vice President, Treasurer & Assistant Secretary of DCC Operating.
Other than Donald L. Murfin, the business address of each of the Reporting Persons is 4443 Brookfield Corporate Drive, Suite 110, Chantilly, Virginia 20151. The business address of Donald L. Murfin is 3540 Lido Court, Akron, Ohio 44319. The business address of Ward B. Nickisch is 4443 Brookfield Corporate Drive, Suite 110, Chantilly, Virginia 20151.
(d) Criminal Convictions: During the last five years, neither Ward B. Nickisch nor any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) Court or Administrative Proceedings: During the last five years, neither Ward B. Nickisch nor any of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order

CUSIP No.	248719-106	Page	7	of	11
enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship / State of Organization: DCV and DCC Operating are each organized under the laws of the State of Delaware. Wayne S. Foren, Donald L. Murfin and Ward B. Nickisch are citizens of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
On February 28, 2006, the Company completed the merger (the “Merger”) of its wholly owned subsidiary, DPAC Acquisition Sub, Inc., an Ohio corporation with and into QuaTech, Inc., an Ohio corporation (“QuaTech”) pursuant to the terms of the Agreement and Plan of Reorganization, made and entered into as of April 26, 2005, by and among the Company, DPAC Acquisition Sub, Inc. and QuaTech.
Prior to the Merger, the only material relationship that existed between DCV and the Company was that DCV, the holder of 100% of QuaTech’s Series A Preferred Stock prior to the Merger, made a bridge loan to the Company in the principal amount of $500,000 on August 5, 2005 which converted into 4,934,209 shares of the Company’s Common Stock as a result of the consummation of the Merger on February 28, 2006. DCV received 29,843,286 shares of the Company’s Common Stock by operation of the Merger in exchange for its Series A Preferred Stock of QuaTech. DCV also acquired 15,808,402 shares of the Company’s Common Stock as a result of converting a warrant for 344,314 shares of QuaTech’s common stock into 15,808,402 shares of the Company’s Common Stock in the Merger transaction.
ITEM 4. Purpose of Transaction.
The Reporting Persons made the bridge loan to the Company, and acquired the Series A Preferred Stock and warrant of QuaTech, all of which converted into Common Stock of the Company as described in Item 3 above, for investment purposes. As a result of the transactions described in Item 3, the Reporting Persons may be deemed to control the Company. The Reporting Persons intend to review from time to time both the Company’s and the Reporting Persons’ business affairs and financial position. Based on such evaluation and review, the Reporting Persons may consider from time to time various strategic alternatives respecting the Company or any of its securities (including the Company’s Common Stock) such as the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D.
Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D. The Reporting Persons reserve the right to formulate plans or proposals

CUSIP No.	248719-106	Page	8	of	11
respecting the Company or any of its securities (including the Company’s Common Stock) and to carry out any of the matters set forth in paragraphs (a) — (j) of Item 4 of the Instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.
ITEM 5. Interest in Securities of the Issuer.
(a) Beneficial Ownership
Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 5 of this statement are incorporated herein by reference.
As of February 28, 2006, each of the Reporting Persons beneficially own an aggregate of 50,585,897 shares of the Company’s Common Stock. This amount represents beneficial ownership of 54.3% of the Company’s Common Stock, based on 93,108,033 shares of the Company’s Common Stock outstanding immediately upon the consummation of the Merger as set forth in the Company’s final prospectus filed pursuant to Rule 424(b)(3) on January 12, 2006 (Registration No. 333-129532).
The Reporting Persons do not have a right to acquire, within 60 days of the date of the filing of this Schedule 13D, shares of the Company’s Common Stock, including such shares acquired through the exercise of any option, warrant or right to acquire shares of the Company’s Common Stock or through the conversion of any security.
(b) Voting and Dispositive Powers
Items 7, 8, 9, 10, 11, 12 and 13 from pages 2 through 5 of this statement are incorporated herein by reference.
Each of the Reporting Persons share with one another both voting power and dispositive power with respect to the shares of Common Stock beneficially owned by the Reporting Persons.
(c) Transactions in Securities of the Company During the Past Sixty Days
Other than as set forth herein, the Reporting Persons have not made any purchase, sale or any other transaction in the Common Stock of the Company during the sixty (60) days preceding the date of this Schedule 13D.
(d) Dividends and Proceeds

CUSIP No.	248719-106	Page	9	of	11
Only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Company’s Common Stock beneficially owned by the Reporting Persons.
(e) Date Reporting Person Ceased to be Beneficial Owner of More than 5% of the Company’s Stock
Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.
Not applicable.
ITEM 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement

2.	Agreement and Plan of Reorganization, made and entered into as of April 26, 2005, by and among DPAC Technologies Corp., a California corporation, DPAC Acquisition Sub, Inc., an Ohio corporation and wholly-owned subsidiary of DPAC Technologies Corp., and QuaTech, Inc., an Ohio corporation, incorporated by reference to Exhibit 2.4 of DPAC Technologies Corp.’s Form 8-K/A (Amendment No. 1) filed April 27, 2005.

3.	Loan Agreement, entered into as of August 5, 2005, between DPAC Technologies Corp., a California corporation, and Development Capital Ventures, L.P., a Small Business Investment Company, licensed by the U.S. Small Business Administration pursuant to the Small Business Investment Act of 1958, as amended, incorporated by reference to Exhibit 10.26 of DPAC Technologies Corp.’s Form 8-K filed August 9, 2005.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 16, 2006
DEVELOPMENT CAPITAL VENTURES, L.P.
By: DCC OPERATING, INC., its General Partner
By: /s/ Donald L. Murfin
Name: Donald L. Murfin
Title: Executive Vice President
DCC OPERATING, INC.
By: /s/ Donald L. Murfin
Name: Donald L. Murfin
Title: Executive Vice President
/s/ Wayne S. Foren
Wayne S. Foren
/s/ Donald L. Murfin
Donald L. Murfin

Exhibit 1
Joint Filing Agreement
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value per share, of DPAC Technologies Corp., and that this Agreement be included as an exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of March, 2006.
DEVELOPMENT CAPITAL VENTURES, L.P.
By: DCC OPERATING, INC., its General Partner
By: /s/ Donald L. Murfin
Name: Donald L. Murfin
Title: Executive Vice President
DCC OPERATING, INC.
By: /s/ Donald L. Murfin
Name: Donald L. Murfin
Title: Executive Vice President
/s/ Wayne S. Foren
Wayne S. Foren
/s/ Donald L. Murfin
Donald L. Murfin